Filed pursuant to Rule 433

Registration No. 333-180288

March 5, 2014

HSBC Holdings plc

$2,000,000,000 4.250% Subordinated Notes due 2024

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc.

Joint Lead Managers (no books):

ABN AMRO Securities (USA) LLC

Banco Bilbao Vizcaya Argentaria, SA

CIBC World Markets Corp.

Commerz Markets LLC

Danske Markets Inc.

Lloyds Securities Inc.

Natixis Securities Americas LLC

UniCredit Capital Markets LLC

Wells Fargo Securities, LLC

Co-Managers:

Citigroup Global Markets Inc.

ING Bank N.V. Belgian Branch

Mizuho Securities USA Inc.

nabSecurities, LLC

National Bank of Abu Dhabi PJSC

RB International Markets (USA) LLC

RBS Securities Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

Structure:	Subordinated Notes

Issuer Ratings:*	Aa3 / A+ / AA- (negative / negative / stable)

Expected Issue Ratings:*	A3 / A- / A+

Pricing Date:	March 5, 2014

Settlement Date:	March 12, 2014 (T+5)

Maturity Date:	March 14, 2024

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$2,000,000,000

Benchmark Treasury:	UST 2.75% due February 18, 2024

Treasury Yield:	2.682%

Treasury Price:	100-19

Re-offer Spread:	UST + 165 basis points

Coupon:	4.250%

Re-offer Yield:	4.332%

Issue Price:	99.340%

Gross Fees:	0.450%

Net Price:	98.890%

Net Proceeds to Issuer:	$1,977,800,000

Interest Payment Dates:	Semi-annual on each March 14 and September 14, commencing September 14, 2014 (long first coupon).

Call Features:	Not applicable

Agreement with Respect to the Exercise of UK Bail-in Power

By its acquisition of the Notes, each noteholder (including each beneficial owner) will acknowledge, agree to be bound by and consent to the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Notes into our or another person’s shares or other securities or other obligations, including by means of an amendment or modification to the terms of the Indenture or of the Notes to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power, and the rights of the noteholders will be subject to the provisions of any UK bail-in power which are expressed to implement such a reduction, cancellation or conversion.

For these purposes, a “UK bail-in power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of credit institutions, investment firms and their parent undertakings incorporated in the United Kingdom in effect and applicable in the United Kingdom to HSBC Holdings or its subsidiary undertakings, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time (whether pursuant to the UK Financial Services (Banking Reform) Act 2013 or otherwise), and any laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions, investment firms and their parent undertakings, pursuant to which obligations of a credit institution, investment firm, its parent undertaking or any of its affiliates can be cancelled, written down and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power).

Special Event Redemption	Subject to regulatory approval, the Notes may be redeemed in whole (but not in part) at HSBC Holdings’ option upon the occurrence of a Tax Event or a Capital Disqualification Event (each as defined in the prospectus supplement). In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Governing Law	New York Law except for subordination and consent to the exercise of UK bail-in powers (English law)

Day Count Convention:	30/360

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Repayment of Principal and Payment of Interest after Exercise of UK Bail-in Power	No repayment of the principal amount of the Notes or payment of interest on the Notes will become due and payable after the exercise of any UK bail-in power by the relevant UK resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by HSBC Holdings under the laws and regulations of the United Kingdom and the EU applicable to HSBC Holdings and its subsidiary undertakings.

Listing:	Application will be made to list the Notes on the NYSE

Principal Paying Agent:	HSBC Bank USA, N.A.

CUSIP:	404280 AP4

ISIN:	US404280AP48

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.